EXHIBIT 12

Ratio of Earnings to Fixed Charges and Preferred Stock

(Dollars in thousands)

	As of the Year Ended September 30
	2006	2005	2004	2003	2002
Income from Continuing Operations Before Income Taxes	$69,108	$63,179	$42,302	$20,633	$13,070
Minority Interest (Income) Expense	—	—	43	12	(316)
Loss from Equity Investments	—	—	—	—	134
Fixed Charges	27,069	23,241	22,115	16,812	8,824

Adjusted Earnings	96,177	86,420	64,460	37,457	21,712

Fixed Charges
Interest Expense	15,345	14,912	14,868	5,675	5,079
Rent Expense (1)	11,724	8,097	6,540	4,678	3,745
Preferred Stock Dividends	—	232	707	6,459	—

Fixed Charges	$27,069	$23,241	$22,115	$16,812	$8,824

Ratio of Earnings to Fixed Charges	2.6	2.7	1.9	1.2	1.5

1.	One-third of total rent expense is estimated by Andrew to be a conservative estimate of the interest component of rent expense.